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February 22, 2024

Crypto Connect Dallas 2024 - Michael Sonnenshein fireside with Tom Lee

David LaValle Oh, perfect. All right, I'm back. I'm Dave LaValle. I'm, going to make two quick comments, and then I'm going to introduce our fireside chat with Tom Lee and Michael Sunshine. Two quick things. That was a super enlightening and very detailed look at at mining. I have summarized the whole thing in a pretty simple way. The supply is going to decrease because of the halving, and the demand is going to increase because more and more people are getting involved in Bitcoin. And the simplest principles of economics will suggest when supply increase in demand decreases, the price is going to go up. And I know that's a total oversimplified simplification, but, this ETF coming to market is going to be put in the hands of $30 trillion of of, of, of, of money that's being managed by the wealth advisors around this country. And if the first month is any indicator of what we're going to see in the future, there's a tremendous demand for it, and people are going to continue to buy it, and it's going to be incorporated into portfolios, in many different ways. The second thing that I was going to say, there was a question in the back and I don't know exactly why I asked the question about, miners and what miners would you invest in? We have an ETF, that holds, about 20, underlying, global equities, the Grayscale Future Fund, Future of finance, ticker GFS. And that product we brought to market, in early 22. And it was essentially the opportunity to go back to my internet analogy in 1998. Wow. Wouldn't have been great to be able to invest in the infrastructure of the internet and to not pick which.com was going to win and which.com was going to lose. But just to say, I believe that something is going to happen with the internet in the future and let's take advantage of the infrastructure associated with it. And that was kind of the impetus of us creating, a new thematic product that was focused on the future of finance. So it's a cross-section of technology and finance, and blockchain technology, a big, component of the Grayscale future of finance is the infrastructure of, crypto and the infrastructure of digital assets, which incorporates a number of the miners that were referenced. Something maybe to take a look at, might be suitable for you and your clients. It's with tremendous pleasure that I have the opportunity to introduce our fireside chat, which Michael is going to talk with Tom Lee. Tom Lee is a co-founder of Fund Strat. Fundstrat is a, research advisory firm. Much like many of us on the Grayscale team, Tom Lee, was for 15 years at JPMorgan, as an equity strategist, chief equity strategist, he's a big Bitcoin believer. I've read a number of times that he says in five years Bitcoin is going to be $500,000. So maybe we'll get a price target out of him today. But, please, please, please use Slido. I was talking to Tom before this. When you get up on stage and you are starting to talk about things, you talk about the things that you think the crowd wants to hear. But maybe if the crowd can incorporate what they want to hear, we'll use Slido to make sure that we're talking about the things that are of interest to you guys. So thank you very much. And Tom and Michael, please come back to the stage.

Michael Sonnenshein I guess we're just going to sit on different couches. That's. That makes sense. Yeah. Okay. So where did where do we start? So the funny thing about Tom and I is that we were both in JP Morgan at the same time, and I remember when you would either increase your price target on the S&P 500 or something to that effect. And all across the firm, you'd be like, did you guys see Tom Lee increases price target in the S&P 500. And little did I ever know that our paths would cross again in the crypto world. And over these last ten years. You know, Tom and I had spoken on panels together in front of audiences together. So first of all, thank you so much for being here and and doing this with us today. There is no one that I am happier to talk about crypto with more than Tom, because for someone with such a traditional investment background, he gets it more than anybody. So I want to. Definitely ask Tom a bunch of questions that I've had my team and I very nicely prepare on here, but I'm fortunate to get to call on Tom whenever I want. You all don't necessarily get to call on Tom when you want, so I want to make sure we get through some of this and have some time, to take questions from the audience. So let's go back to the beginning. It could even be your holiday, not your JP Morgan days. But when did you first hear about Bitcoin and what was your, like initial reaction?

Tom Lee I remember, I do remember, it was at JP Morgan.

Michael Sonnenshein It was okay.

Tom Lee And we, I was the equity strategist there, and we had a Monday morning call with the entire global macro team FX rates, equities trading. And I remember one day John Norman, who was the strategist head of FX was talking about Bitcoin. And he made a statement that kind of perked my eyes. He said, there's a chance that this could actually become a currency over time.

Michael Sonnenshein You heard about it, though?

Tom Lee Yes. Okay. And I want to say it was 2013 because I think it it was almost close to $100.

Michael Sonnenshein That sounds about right.

Tom Lee Yeah. And, but he's like. But, you know, the problem is, you know, it's used mainly for, drugs and Silk Road and the dark web. And so I didn't give it much thought after that. And, then in 2017, so I started Fundstrat in 2014. So after that and, it had never actually been mentioned again, like I never had a conversation with it. But then in 2017, I saw the price and it was like almost a thousand. And so I was like, well, wait, this thing just went up by ten times. And for me, because I used to be a wireless analyst, I always I always appreciate something that has grown exponentially. And Bitcoin at that time was already in the billions. So we, we had a pretty big data science team. And so we started to do a lot of work on Bitcoin because we are curious what could explain why something went up by ten times. And so, you know, we kind of came to two conclusions. One, it was really well explained by the wallet growth. And there was. Actually some some databases back then that were pretty good about where are you getting data from? Yeah, I'm going to say.

Michael Sonnenshein It was not a Bloomberg Terminal.

Tom Lee We spent a lot of time on Reddit. Okay. Because, yeah, they weren't traditional vendors. I mean, even the price you don't get from Bloomberg, you know? And, but we found that wallet growth. And then there was actually someone who's tracking activity per wallet, which is actually someone that stopped. And I emailed the guy and he he just said he gave up on tracking it. But those two metrics explained 98% of the move of Bitcoin. So we're like, oh, okay. So then if this thing kind of grows by users then the prices go up. But then we had to think did it make sense that people would use it? And then that's when we studied proof of work and the blockchain and yeah, it made a lot of sense. So we wrote our first whitepaper on that in 2017.

Michael Sonnenshein And what for you. Was it either then or was it shortly thereafter that you really developed, you know, a use case, right. Obviously, looking at wireless and a lot of your background, you saw the, you know, network effects and exponential growth of technology adoption. But what was like the first time you were like, you know what, I could actually see why someone might want to.

Tom Lee Invest in this. Yeah. It was around then. I mean, it was not very easy to actually acquire Bitcoin back then. There.

Michael Sonnenshein Were no ETFs. Yeah.

Tom Lee No ETFs. There was Coinbase and there were tons of other exchanges. And you know, BitMEX was quite popular. But I also know like from wireless there's this thing where and I was at basically tech analyst since 93. So to me I've always studied a lot of tech, early stage technology. It's what we call bleeding edge like things often are quite useful. But then the actual use case may take some time. And to me that is bitcoin because it's incredibly secure and it's a great way to move huge amounts of money. I mean, that's something when you and I start to spend time together. That was one thing that, I remember even like Chamath saying, like the demonstration that blew him away was they were moving like $1 million around the table just using, Bitcoin.

Michael Sonnenshein But that's also something that's frustrated me about Bitcoin over my ten years is there's been this public narrative around this, like impatient, right, where it's like, well, when is there going to be that killer app that's finally going to make me, you know, be able to buy a latte with Bitcoin or things like that. Right. And so you're kind of talking about, you know, having the patience to wait for some of those use cases to be developed, I think is a really important perspective.

Tom Lee Yeah, it's very important. I mean, TCP IP was invented in the 70s and that was the basically the protocol for the web. So can you imagine someone like looking at TCP IP and saying, oh, it's so dumb. Let's just delete the code. Right. And so I think a lot in AI has been around for a long time. I mean.

Michael Sonnenshein Yeah, it's another good example. Yeah, but we're now only first using ChatGPT and Midjourney and all these other.

Tom Lee That's right. So it's like the accumulation of technologies and speed and the environment changes and suddenly the utility emerges quickly.

Michael Sonnenshein So fast forward today, you know, you've built out fundstrat, you know, you're frequently, you know, on stages like this, frequently, financial media, CNBC, you name it. What today is, you think the most, you know, digestible investment case for Bitcoin.

Tom Lee Well, I it's not easy, but it is a legitimate asset class because first of all, it's just too big. You can't ignore it. I mean, I think it's a it actually is a tragedy if someone says they shouldn't have any allocation to something that's $1 trillion asset class. I mean, whether or not you understand it is actually secondary, but is Bitcoin going to get more valuable over time? I think that would be the second part of the question. I mean, to me, without question, because I think it is a better form of money. I mean, it is truly sound money, but it's a blockchain that what's been around. 14 years, almost 15 years. Not a single fraudulent entry on the blockchain. That is nothing. No bank could ever claim that at JP Morgan. You know 6% of every action credit card swipe. ACH is suspicious. I mean, Bitcoin has had zero fraudulent entries on its blockchain. And reality is like in the last ten years, 50% of all growth in digital of the economy has been native digital. If you're wondering why Nvidia is going parabolic, it's because in the next ten years, probably 75% of all economic growth is native digital. Well, you need digital money, which is Bitcoin.

Michael Sonnenshein And, you know, I guess when you talk about it being sound money, I know I certainly struggled with this earlier in my crypto journey, and perhaps some folks in the audience did as well, where, you know, today we're in Dallas, Texas. Every person here can raise your hand. How many of you have cash on your person today? Don't worry. There will be no. Okay. How many of you have a credit card? More than one credit card. Right. So, like, we all have access to financial services. We all have loans, we all finance, businesses, educations, etc.. Do you think that when folks like these are talking to their clients or thinking about crypto or Bitcoin in their practices, that we need to take a more global view of, what is money to really get people excited about Bitcoin?

Tom Lee Yes. I mean, you're you're highlighting, I think, a cognitive bias that causes investors to miss many big opportunities. You know, in this room are wealthy people, not I mean, a few people are in their 30s, but most are older generations. He said it, I did. Yeah. You realize that is not how that is not who's changing the world and who's accounting for spending in the world. And that's not who's inheriting the money. Foremost outside the US, getting access to banking is actually very difficult. Crypto actually saves people's lives and retains their standard of living. But even in the U.S, you guys might say, oh well, banking is so cheap because I can wire $1 million for nothing because my private banker lets me do it.

Michael Sonnenshein You realize charge somewhere else though?

Tom Lee Yeah. And more importantly, you're. Yeah, you're totally misled because one 56 only 56% of Americans actually have a bank account. You realize that it's not even that high, and 30 like 30% use prepaid cards as their banking system. And the average cost of banking fees, well, including insurance, is 4% of an American's income right now. That means the average American spends more money paying for the fiat banking system than they pay in state taxes, and it's like three and a half weeks a year. I mean, it's the traditional existing financial system is actually very expensive if you're not rich. I mean, if you're wealthy, they're courting you. But if you're not, you know, you're getting mis, you know, misused by the banks.

Michael Sonnenshein So if we, if we think back to our JP Morgan alma mater and, you know, you and I have both been asked privately and publicly about Mr. Diamond's views on Bitcoin. Why is it you think that, you know, perhaps he and others, are speaking about bitcoin in the way that they are? Is it too disruptive to the the companies that they run in their profitability? Is it a personal view? What do you think?

Tom Lee Well, I have a couple of thoughts on it. I work at I used to work at JPMorngan. and Jamie is by far the best CEO I've seen, like in any industry. I covered technology companies, and he's better. I mean, basically finance is a tech industry anyways. But, but I think he's got, a couple of blind spots. One is it's like IBM dismissing Apple and Microsoft and like, sneering because they were making so much money in wireless. When I was a wireless analyst, AT&T and MCI executives sneered at the cellular industry. They thought it was going to be a free cordless phone. They didn't understand why anybody would have a cell phone or replace their phone at the office with that. But secondly, I don't know if you guys have read any of the white papers on central bank digital currencies. There were 13 groups that had submitted papers to the fed, and I worked on the one for the CFA Institute. And they're putting all these guardrails on what a central bank digital currency is, because the properly formed one is where the fed has a relationship with every American, and then they're just dropping money into their account. But then the implication was that it would wipe out the entire banking industry. I mean, so it's a.

Michael Sonnenshein Is that going to happen? Could that happen?

Tom Lee I think some countries are going to do this. I mean, in Scandinavia they already you don't have to file a tax return. So, I think some countries are going to realize it's actually easier just to for the central bank to deal directly with their citizens. But I mean, that way if they want to change monetary policy, they just put money in your account, right? They don't. The yield curve won't even exist. So yeah, I mean, it's an existential risk to banking.

Michael Sonnenshein You know, I agree with you. I think what I also see on top of that is that it is banks like those, that we're talking about, that in many ways are not really opening their eyes to the demands of a modern day investor. Right. And I think the statistic that John shared this morning, you have over 50 some odd million Americans already own crypto. And so if you're not as an organization's thinking about the proclivities and the preferences that investors are moving towards, then, you know, in many ways you are having kind of that IBM versus Apple versus kind of Microsoft moment, for sure. So I guess staying on that. Right. Let's let's presume that our friend Jamie is wrong. Right? What is your most recent price target for Bitcoin? And what do you think it's going to take for Bitcoin to get there.

Tom Lee we do now have quite a large digital asset research team. And Sean Farrell does all this work that we did initially, and he has actually improved upon it a lot. But using his forecast of, all the activity metrics and, and accounting for the having, it could be 150,000 this year and then maybe 500,000, in a year. Part of it, however, is.

Michael Sonnenshein Just remind everyone where's bitcoin this.

Tom Lee Morning? Bitcoin's at 50 now. And that would not even be consistent with the kind of move you'd expect post halving anyways. So it's it's like a maturing cycle for Bitcoin. But it is dependent on also to the extent the fed. Yep. Cutting rates sometime this year.

Michael Sonnenshein So yesterday I saw you did something with CNBC where you actually encourage investors to have some patience. Right. You still had a very bullish outlook on the S&P 500. But you know, those investors that can be patient about when and where they're deploying capital, you know, potentially can be rewarded. So how do you, kind of square that off. How much you know, bitcoin do you think belongs in investor portfolios. And you know from a timing perspective with having coming up presidential election, the potential for the fed to cut rates, how do you square all that off as an advisor or, you know, as an individual investor?

Tom Lee Yeah, it's I mean, it's first of all, a really important point because I would say the big awakening for investors, even though you have tools to trade really quickly, is it's I think investors increasingly realizing it's a mistake to go liquidate your portfolios. Ever like to go to cash like hundred percent cash. And I think MIT did study something like 65% of males do this, like in their personal accounts. So like there's a strange you know, it's made it too easy to do to find exit liquidity. Bitcoin is something you have to be patient with. You know, I saw this stat and I think Sean shared it with me. There's never been a four year period for Bitcoin that you've actually lost money. So Bitcoin's had drawdowns of 90%. Like, I think like 3 or 4 times.

Michael Sonnenshein I've been through at least four. So yeah.

Tom Lee But you never lost money owning Bitcoin for 48 months. So even if you bought it at the absolute top, like in 2017, the absolute top was 18,000. It's 52,000 now. I never lost money top taking bitcoin. so I do think people need to allocate. We we do give you a perspective like we initially recommended 1% or half percent Ethereum and half a percent bitcoin. Five years ago. Right. That if they didn't rebalance, that 1% became 40% of their portfolio. If even if the rest was in the S&P and if if they did that half and half, it's 80%. I mean, Bitcoin's been a huge hedge and source of wealth creation. And, you know, people for a lot longer. It's not 80. It's like 800%, you know.

Michael Sonnenshein Indeed. So it seems like we've, unearthed a whole host of questions in our conversation around, Jamie Dimon, the threat of the traditional banking system, CBDCs versus bitcoin. So let's just maybe quickly tick through some of these. Do you see Bitcoin? You know, arguably today we're already very much using a digital dollar, right? I'm proud to say that I'm 37 years old. I don't carry cash on me. The dollars that I do use are then mode and Zeldin wired and, you know, ACH and all that kind of stuff. So in many ways, I'm already using a digital dollar. Is it a Cbdc? No. But do you see us getting to a place where we do have a Cbdc here in the U.S.? And do you think that competes with the likes of Bitcoin? Do you think it's a tailwind to Bitcoin? How should folks maybe think about that? Because I think a lot of the conversation today has been yep, I get it. I'm excited about Bitcoin. But what else is there to come. And am I just kind of going to the myspace to the eventual kind of Facebook technology.

Tom Lee Yeah, I mean first of all, in essence the dollar is a stablecoin. You know, and there's other stablecoins like tether. And by the way, all stablecoins make money because, tether makes money because it doesn't pay interest, and the dollar makes money because they're borrowing your money and like, funding, like, you know, wars with it. And, and by the way, you know, if you by the way, if you think like dollars are tangible and you just it's like Michael said, they're only used for transactions. Do you realize for every dollar used in the in the economy, it is traded 100 times in the currency markets. Dollar is a speculative asset against other currencies. So I mean like it's not a stablecoin. And but if there was a central bank digital currency. I think everybody would use more Bitcoin because really the reason you have a digital currency, a stable coin is so you don't have any beta to any asset. And so if if more people own bitcoin, the proportion of people that need a stable coin for when they're allocating away, it's actually going to keep growing. So a central bank digital currency just feels that need. Would you really want to have a central bank digital currency that is controlled by the government that would track everything you've done?

Michael Sonnenshein And it's an important point.

Tom Lee You're being surveilled.

Michael Sonnenshein Because I think sometimes, for a lot of folks that are getting up the learning curve on these technologies, because both the Cbdc and Bitcoin are blockchain based assets. Because they may revolve around some, you know, certain type of consensus mechanism, etc., that people start to be like, oh, well, these are just very, very similar things just disguised as, you know, two separate things. And maybe you could just unpack a little bit kind of what the differences would be there for both.

Tom Lee Well, the difference meaning like a central bank, digital currency and a stablecoin.

Michael Sonnenshein Or just central bank digital currencies and bitcoin. Right. Because at the end of the day, that's are centralized. Bitcoin's decentralized.

Tom Lee Correct. I mean, a central bank digital currency you realize is also the government's like biggest wish because they can track you. And when they combine it with other data, they can geolocate you and they can, hey, they got a tax issue with you. They'll just seize all your Cbdc dollars no matter where they exist. You would you would be at the mercy of your government. I mean, it doesn't matter if your money is in a Swiss bank. It's a central bank, digital currency. They can just take all you know, they can cancel your money. And Bitcoin is, you know, there is nobody who controls the blockchain. I mean, think about all the attempts to destroy bitcoin in the last year, like banning mining in China, banning crypto exchanges in China. The US drops so many hammers okay to try to prevent people from having Bitcoin.

Michael Sonnenshein But the US marshals auction I'll auction off bitcoin every once in a while. So the government kind of stealth.

Tom Lee Yeah I think this is the biggest use of the biggest users of Bitcoin. I mean they created you know they they're I don't know if they created the Tor browser, but they are, you know, huge advocate of a lot of things that are built around the digital crypto ecosystem. So. But yeah, I mean bitcoins survive. I mean, think about the resilience of that. Like you try to kill the onramps, you try to regulate it. And you know, the SEC tries to call it toxic and you have people calling it rat poison. And it's 52,000. Pretty unbelievable. Yeah.

Michael Sonnenshein So in the next couple of minutes, we're unfortunately going to end up sending all these folks back to their day jobs and their practices and looking at where Nvidia is trading today and answering calls and emails from clients. What are going to be some of the things you'd advise this group to look at around Bitcoin over the next couple of weeks, months, and maybe start with the having and other catalysts that you think are worth paying attention to.

Tom Lee Yes. Yeah. I mean Bitcoin has I think if I was to simplify it, I think there's three drivers, you know, on the demand side, it is are more people going to be acquiring Bitcoin and holding it in a high quality way. That's why the ETF I think is making a can have a huge impact. And the second is the supply. If you're reducing supply and the having it's going to reduce the supply. And that's like it's like 50 days away. Demands equal. Shawn did the math. He says that demand the multiplier is five right now. So, for every $5 of Bitcoin, it. So every dollar bitcoin demand, it's $5 in the network value change. And then now you're cutting supply in half. So it's essentially ten times. And you know Bitcoin the block rewards I think it's going to right now it's 50 million a day. that's gonna get cut in half. And the third is of course monetary policy. And the fed is going to ease. But I think you have to remember, if the more AI takes off, the more the world is going to need a way to trust, to control I there's a great book by Stuart Russell called Human Compatible. And, and he's one of the original AI professors from the 80s. And he even suggests that using a blockchain to, to really try to control AI is going to be very important. So Bitcoin is going to play, I think, a very big role in, in the future of trying to establish digital trust.

Michael Sonnenshein That last point really resonates with me. You know, our team was in Davos a couple of weeks ago at the World Economic Forum, and the entire town was clad with AI and ally related services and products and businesses. And one of the areas we're exploring in our research team is exploring is really that intersection between crypto and AI. And as excited as we are about the potential for I am all the great things that are coming out of it. Like any new technology, there's gonna be some setbacks, right? It could be deepfakes. It could be, you know, ownership, provenance, all the kinds of, you know, new issues that are also coming out of AI. And when you kind of marry that with, to your point, blockchain this unbelievable, you know, irrefutable, indisputable, you know, court of laws and this digital ledger, you can actually see a world in which two technologies that maybe. Grew. Independently on their own can actually accelerate their growth together, rather than individually.

Tom Lee Correct. I might just share, like, a little anecdote about how the cryptographic hash, which is what blockchains are built around, how important they're like. Let's say that you had A 1 million page legal document that you put on the blockchain, okay, as a cryptographic hash. And if someone took one period out of one document, out of a million pages, the cryptographic hash would change. So it would that's how secure a blockchain is. You can't change anything. And that's why in a world of AI, it'll be hard to get away with trying to spoof you, because there's this blockchain that's going to say it's it's a false entry.

Michael Sonnenshein All right. There's still a ton of questions on here, but I'm actually going to make sure everyone in the audience is still alive and, go out to all of you. And you, ask, who has questions for Tom? Yeah.

Audience How do you arrive at your $100,00 and $500,000?

Audience Well, again, Sean Farrell, to give him proper credit, has done the work. So he does this based on, again, the same measurement of number of wallets that are growing the activity level per wallet. And and then he has a second way of triangulating, which is essentially the cost of mining Bitcoin. So he has both a book value measurement and like a network value I don't have the actual numbers in front of me, but that's how he's deriving these targets for a period of time within the next five years. Yeah. It could be low, right?

Michael Sonnenshein This gentleman.

Audience I guess there's no no real walking path limitations?

Well, you're constrained by the size of the economy, right? You know, the the global economy is 80 trillion, and every five years it's going to be adding like close to 60 trillion with just inflation. So in five years, it's $140 trillion global GDP and it's 10 trillion. I mean by then, you know Nvidia I mean I'm not like I like Nvidia because, you know, they only have 100 billion of revenue. And just the labor shortage in America is $400 billion of silicon demand potentially in five years. So is Nvidia 400 billion in revenue. Like what would this what would their earnings be. So.

Michael Sonnenshein Some other questions in the audience. Everyone else.

Tom Lee I just gave you a perspective. Like in 2007. S&P earnings. Was like $50. The peak. Okay. And, I remember doing meetings with portfolio manager saying like, oh, it'll take decades to get back to $40 because of the GFC. And remember, the S&P right now is, let's say 5000. The earnings per share is like 250 like that. That's like, you know, like in a decade they couldn't fathom earnings getting back to 50. And we're at 250 on S&P earnings. Like you know I mean I think people don't look at the future correctly. I think they tend to look at the past and think that's as good as things get.

Michael Sonnenshein Yeah.

Tom Lee Well, I'm not what I call Bitcoin maximalist, but, because we do like Ethereum and Solana and Sean and their team do a lot of work on different projects. But when it comes to suitability, especially for an audience like this, I think you're you. I want you guys to just do the Fang trade of crypto and that's, you know, Bitcoin and Ethereum.

Michael Sonnenshein Speaking of, you know, thinking back to kind of when you left, JP Morgan started Fundstrat to kind of bring this whole conversation back to where we started. Crypto was not part of the original, you know, some of the research at Fundstrat. So what was that tipping point? And now, you know, when you think about your clients that are subscribing to Fundstrat research, you know, are they, you know, is more demand coming on the crypto side of things? And it is on the more traditional side of things.

Tom Lee Yeah, it's a good question. fundstrat. For the first three years was pure macro, and we were also purely institutional on Bill whose there was is like employee number three. I mean, he's been with us from the beginning and we made our living solely servicing institutional, mostly hedge fund and long only accounts, and covering them exhaustively. And in 2017, when we first wrote about crypto, you know, we had institutions cancel service on us.

Michael Sonnenshein They, you know, I do remember you telling me that. Yeah. What a myopic.

Tom Lee They said we had lost our marbles. And we it's some guys that are on CNBC like high profile and they're like, this is abhorrent. I can't believe you. I thought you were so good when I covered when I, you know, I've been in research since 93 and they just literally canceled us and, but today it's very different. You know, the attachment rate, by the way, we now do we now have like, 6000 clients, congratulate. We're, you know, huge now. And we have, Rias and high net worth and a lot of actors and celebrities as clients. And, the attachment rate for crypto research is over 50%. Wow. And of course, they are much more allocated to crypto than your typical person. Many have again benefited from just the 1% in 2017. But but but also like our, our, our research is actually used by companies like a lot of companies actually actually a lot of payment rail companies spent time with their crypto team because they're like they want to understand. Crypto. So, I mean, it's there's a lot more happening, and I wouldn't have imagined it. I wouldn't have imagined, like, you know, these top five payment rail companies wanting to come to our offices and spend time. So.

Michael Sonnenshein Any of those that canceled back in 2017. Back again for crypto research.

Tom Lee You know, the average money manager is quite stubborn. So they said, we don't need Tom Lee in our life, so they don't. They rarely come back. They just get angry and they cancel us.

Michael Sonnenshein All right, time for just one more. One more question about valuation.

Tom Lee Yes and no. I mean, you know, Ethereum, Ethereum and Bitcoin, I think. I think you should consider them just things that exist side by side, because aetherium has a great community. And, but, you know, they. I, I wouldn't try to to penetrate him and that's why I wouldn't compare them. I don't see them anywhere near the same, thing now that. Yeah, I don't know. I mean, you know, there's so many there's you know Bitcoin had colored coins. So there were sidechains in bitcoin and those could come back and there's you know ordinals and whatever I, I think there's going to be a lot of innovation around Bitcoin. So.

Michael Sonnenshein Thank you. One. One last, last last question.

Michael Sonnenshein Tell him what's what. Right.

Tom Lee sure. By the way, I'm on CNBC tomorrow night, too, with the judge at 3:00. Nice. But, I don't think that, first of all, I've been in research for 30 years. Okay. And I, I would say, Tom, how many years did the professional money managers say the market wasn't overvalued? Like zero? I've never had a year where anyone said any stock I like or the market isn't expensive. They always say it's expensive. And, and part of it is that, you know, money managers have to earn the fees. And part of it is they have to be skeptical of like a prevailing trend, like, you know, if there's this juggernaut in the I mean, look at the S&P since 1993, it's just straight up. And like internet stock's been straight. And how many have been long that and said stick with it I mean think about it. How many people do you know have actually just said buy it and forget about it for like nobody right. They always say it's expensive even now and.

Michael Sonnenshein Or rotate between this sector.

Tom Lee Yeah it's better and you're just better off like, you know, hodling. But is the S&P expensive now look the ten years it for. And have it. Let's say it's going to be, let's say around four. So it's a 20 PE for a ten year bond. what is the high. You know, what is the S&P excluding Fang. It's at 15 times. Why are you paying more for a Treasury bond then. the S&P and by the way, you know where the German ten year is. It's 2.3%. You're paying 50 times. Yeah, 50. Yeah. You're paying 50 for a German ten year bond. Germany. We're just getting, like, ruined by inflation. So I always say, like, why do these people always say stocks are expensive? Their stocks are really cheap right now. And look at Nvidia. The PE keeps going down. I mean Nvidia's earnings are ten times higher than it was a year ago. And the stock only is doubled. So I don't think the market's expensive. I think people. As they say, a bubble is a stock that your neighbor owns and made money and you don't own it. That's a. Bubble.

Michael Sonnenshein That is a great note to end on. Tom, thank you so much.

John Hoffman Okay. We are going to wrap up. You guys can stay seated for one second here. I greatly appreciate that discussion and time for traveling in. To share his perspective. This has been a great day. I hope you all learn something and feel a little bit more confident, in this space. But before we leave, we have an ask of you. If you could go back to Slido, I think I'm gonna be remembered as this Slido person. If you could go back to Slido, we have a survey. We're going to be doing this in other cities throughout the country. We want your feedback so that we can continue to make these events better. So again, if you could go to slide Dotcom before you leave, there's a survey that will pop up there. It's literally five questions. You don't have to fill anything in. You literally are just going to click on the ratings of the session so we can continue to bring the best education, to each of these markets. Please take the Grayscale bags, with you and the content on the table, there's been some questions about, getting additional content. We can deliver that down to you if you're looking to use this to explain to clients or to get more versed in the asset class. So please, before you go slido.com, you can scan this barcode here. And you can enter in Crypto Connect Dallas. There's a couple quick questions in there. We greatly appreciate you spending your day with us today. To the presenters and to the folks that put this together. Meg, in the back over there. I think we all should give her a round of applause for putting this all together. And thank you all for joining me. Thanks.

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